As filed with the Securities and Exchange Commission on July 12, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

FS INVESTMENT CORPORATION II

(Name of Subject Company (Issuer))

FS INVESTMENT CORPORATION II

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

35952V 105

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michael C. Forman

President and Chief Executive Officer

FS Investment Corporation II

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

James A. Lebovitz, Esq.

David J. Harris, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$65,811,671.10	$6,627.24*

*	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,627.24

Form or Registration No.: Schedule TO

Filing Party: FS Investment Corporation II

Date Filed: May 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on May 23, 2016 by FS Investment Corporation II, a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 7,929,117 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2015). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 23, 2016, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 5:00 P.M., Central Time, on June 29, 2016, and a total of 2,874,151.207 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date. In accordance with the terms of the Offer, the Company purchased all 2,874,151.207 Shares validly tendered and not withdrawn at a price equal to $8.55 per Share for an aggregate purchase price of approximately $24,573,992.95.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2016

FS INVESTMENT CORPORATION II

By:	/s/ STEPHEN S. SYPHERD
	Name:	Stephen S. Sypherd
	Title:	Vice President, Treasurer and Secretary

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